Dashible, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year ended December 31, 2020	For the Period February 19, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:		
Net loss	$ (4,456.36)	$ (27,838)
Changes in operating assets and liabilities:		
		-
Net cash used in operating activities	$ (4,456.36)	(27,838)
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities:		
Proceeds from issuance of Common Stock	-	10
Proceeds from Founder Loan 1	-	11,354
Proceeds from Founder Loan 2	3,349	3,800
Proceeds from issuance of SAFE notes	5,000	15,000
Net cash provided by financing activities	8,349	30,164
Net cash increase for period	3,893	2,326
Cash at beginning of period	$ 2,326	-
Cash at end of year	$ 6,218	$ 2,326

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes		$ -
Interest		$ -